SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee required)
For the fiscal year ended December 31, 2008
Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)
For the transition period from                      to
Commission file number
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Eaton Savings Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eaton Corporation
1111 Superior Avenue
Cleveland, Ohio 44114-2584
SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

(Name of Plan) EATON SAVINGS PLAN

Date: June 18, 2009	By:	Eaton Corporation Pension
Administration Committee

	By:	/s/ B. K. Rawot
B. K. Rawot
Senior Vice President and Controller Eaton Corporation

EATON SAVINGS PLAN
FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Pension Administration Committee and the
Pension Investment Committee — Eaton Corporation
We have audited the accompanying Statement of Net Assets Available for Benefits of the EATON SAVINGS PLAN as of December 31, 2008 and 2007 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
During 2008, the Plan adopted Statement of Accounting Standards (“SFAS”) 157, “Fair Value Measurements.”
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Eaton Savings Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for the purposes of additional analysis and is not a required part of the financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ MEADEN & MOORE, LTD.
Certified Public Accountants
June 18, 2009
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
Eaton Savings Plan

	December 31
	2008	2007
ASSETS
Receivable — Employer contributions	$—	$1,630,321
Receivable — Employee contributions	—	3,500,351
Receivable — Interest	—	143,445

Total Receivables	—	5,274,117

Investments:
Plan interest in Eaton Employee Savings Trust	1,733,203,859	2,639,004,204
Plan interest in Eaton Employee Savings Trust — Eaton Stable Value Fund	127,328,754	98,706,890

Total Master Trust Investments	1,860,532,613	2,737,711,094
Participant Loans	54,859,860	56,525,751

Total Investments	1,915,392,473	2,794,236,845

Net Assets Available for Benefits, at Fair Value	1,915,392,473	2,799,510,962

Adjustment from fair value to contract value for fully benefit- responsive investment contract	1,532,613	(613,668)

Net Assets Available for Benefits	$1,916,925,086	$2,798,897,294

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Eaton Savings Plan

	Year Ended December 31
	2008	2007
Additions to Net Assets Attributed to:
Contributions:
Employer	$47,719,474	$45,318,681
Employee	111,303,564	105,958,659
Rollover	13,065,781	17,183,923

	172,088,819	168,461,263

Plan interest in Eaton Employee Savings Trust investment gain	—	335,627,577
Interest and dividend income	4,453,408	4,194,666

Total Additions before Transfers	176,542,227	508,283,506

Transfers from other plans	216,640	62,426,365

Total Additions	176,758,867	570,709,871

Deductions from Net Assets Attributed to:
Plan interest in Eaton Employee Savings Trust investment loss	860,090,357	—
Benefits paid to participants	198,032,409	265,583,043
Administrative expenses	606,085	611,218

Total Deductions before Transfers	1,058,728,851	266,194,261

Transfers to other plans	2,224	3

Total Deductions	1,058,731,075	266,194,264

Net Increase/(Decrease)	(881,972,208)	304,515,607

Net Assets Available for Benefits:
Beginning of Year	2,798,897,294	2,494,381,687

End of Year	$1,916,925,086	$2,798,897,294

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
1	Description of Plan

The following description of The Eaton Savings Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description, which is available from the Company’s Human Resources Department upon request, for a complete description of the Plan’s provisions.

General:

Effective July 1, 1974, Eaton Corporation (Eaton, the Company, or the Plan Sponsor) established the Plan. The Plan was established to encourage eligible employees to make systematic savings through payroll deductions, to provide additional security at retirement and to acquire a proprietary interest in the Company. Effective July 5, 1989, the portion of the Plan attributable to Company contributions was designed to be invested primarily in Eaton Common Shares and constitute an employee stock ownership plan within the meaning of Code Section 4975(e)(7). Effective January 1, 2002, the Plan was amended and restated. In conjunction with the amendment and restatement, the Plan was renamed the Eaton Savings Plan.

Eligibility:

An Eaton employee who is in the regular service of a class of an employee in a division or group to which Eaton Corporation has extended eligibility for membership in the Plan (other than a temporary employee who is hired for a specific, limited period of time or for the performance of a specific, limited assignment or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate on any date established in accordance with administrative procedure which follows the date an employee first incurs an hour of service.

Contributions:

Employee Contributions — Employees may make a combination of before-tax and after-tax contributions ranging from 1% to 30% of their compensation. Catch-up contributions are permitted in the Plan, allowing participants age 50 and older to defer an additional amount of their compensation as prescribed by the Internal Revenue Code.

Employer Contributions — Participants of the Plan receive a Company matching contribution of 100% of the first 3% of their compensation, plus 50% of the next 2% of compensation. The Company matching contribution will be suspended effective with the first full pay period beginning after April 1, 2009.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
1	Description of Plan, Continued

Participants’ Accounts:

Each participant’s account is credited with the participant’s contributions, Company matching contributions, and an allocation of the Plan’s earnings and is charged with an allocation of administrative expenses. Allocations are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Vesting:

All participants are 100% vested, subject to certain provisions as defined by the Plan, in elective deferrals, company contributions and rollover contributions made to the Plan, and actual earnings thereon.

Participants’ Loans:

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding any contributions made under a Savings Plan, Individual Retirement Account or Company contributions made in the previous 24 months), reduced by their highest outstanding loan balance during the preceding 12 months. Loan terms range from 1-5 years except for loans used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the prime interest rate as determined by the Trustee. Principal and interest are paid through payroll deduction.

Hardship Withdrawals:

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

Payment of Benefits:

Upon termination of service, retirement, death or total and permanent disability, a participant is eligible to receive a lump sum amount equal to the value of his or her account. A participant may choose to take partial withdrawals.

Investment Options:

Contributions may be invested in any of the fund options available under the Plan.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
2	Summary of Significant Accounting Policies

Basis of Accounting:

The financial statements of the Eaton Savings Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition:

The Plan’s trustee is Fidelity Management Trust Company, and the Plan’s investments, excluding participant loans, were invested in the Eaton Employee Savings Trust (Master Trust), which was established for the investment of assets of the Plan and the Eaton Personal Investment Plan. The fair value of the Plan’s interest in the individual funds of the Master Trust is based on the value of the Plan’s interest in the fund as of January 1, 2002, plus actual contributions and allocated investment income (loss) less actual distributions.

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices. Common/collective trust funds and pooled separate accounts are valued at the redemption value of the units held at year-end. Participant loans are valued at cost, which approximates fair value. The Eaton Stable Value Fund invests primarily in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
2	Summary of Significant Accounting Policies, Continued

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees:

All administrative costs, management fees and expenses of the Plan are paid by the trustee from the Master Trust unless such costs, fees and expenses are paid by the Company. The Company elected to pay certain administrative costs during 2008 and 2007 on behalf of the Plan. Certain transaction costs are paid by the employee.

Plan Termination:

The Company may amend, modify, suspend, or terminate the Plan. No amendment, modification, suspension, or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of members or their beneficiaries.

Risks and Uncertainties:

The Master Trust’s investments include investments, as listed in Footnote 4, with varying degrees of risk, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

3	Tax Status

On May 16, 2003, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended; however, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
4	Investments

Fidelity Management Trust Company, trustee and recordkeeper of the Plan, holds the Plan’s investment assets and executes investment transactions, and all investment assets of the Plan, except for participant loans, are pooled for investment purposes in the Master Trust.

A summary of the assets of the Master Trust is as follows:

	2008	2007
Registered investment companies	$947,981,290	$1,590,817,582
Eaton common shares	458,101,411	734,478,885
Guaranteed investment contracts	119,563,824	89,991,700
Common collective trusts	201,747,771	198,648,938
U.S. government securities	96,371,693	86,483,398
Corporate debt instruments	54,137,923	84,501,583
Interest-bearing cash	45,304,644	45,756,058
Non interest-bearing cash	—	170,187
Receivables	11,755,944	17,426,800
Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,632,175	(642,584)

Total Investments	$1,936,596,675	$2,847,632,547

The Plan had a 96.5% and 96.6% interest in the assets of the Master Trust as of December 31, 2008 and 2007, respectively.

Investment income and administrative expenses relating to the Master Trust are allocated to the individual Plans based upon the average balance invested by each Plan in each of the individual funds of the Master Trust. A summary of the Master Trust’s net investment income allocated to the participating Plans for the year ended December 31, 2008 and 2007, is as follows:

	2008	2007
Interest and dividend income	$64,413,793	$121,364,611
Net Appreciation in Fair Value of Investments:
Eaton Common Shares Fund	(382,587,625)	181,521,540
Registered investment companies	(569,071,173)	31,336,704
Eaton Fixed Income Fund	3,896,751	10,465,809

	$(883,348,254)	$344,688,664

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
4	Investments, Continued

At December 31, 2008 and 2007, respectively, the Eaton Fixed Income Fund was comprised of U.S. government securities (57% and 47%), corporate debt instruments (32% and 46%), interest-bearing and non interest-bearing cash (6% and 7%), and pooled separate accounts (5% and 0%).

The Master Trust funds are invested in various investments through the Fidelity Management Trust Company. Investments which constitute more than 5% of the Master Trust’s net assets are:

	2008	2007
Fidelity Contrafund	$110,825,820	$186,509,853
Eaton Stable Value Fund	$137,217,538	N/A
EB Money Market Fund	$177,522,862	$184,288,151
Vanguard Institutional Index	$115,777,490	$202,601,079
Eaton Fixed Income Fund	$169,955,591	$184,178,086
Eaton Common Shares Fund (A unitized fund consisting of Eaton Shares and cash)	$466,831,646	$751,827,178
5	Party-in-Interest Transactions

Party-in-interest transactions included the investments in the common stock of Eaton and the investment funds of the trustee and the payments of administrative expenses by the Company. Such transactions are exempt from being prohibited transactions.

During 2008 and 2007, the Master Trust received $16,649,395 and $13,855,208, respectively, in common stock dividends from the Company.

6	Rollovers

During 2007, former employees of Saturn Electronics & Engineering, Inc. chose to rollover 401(k) balances totaling $816,590. These rollovers include $90,671 of participant loans. The balance of the rollovers relates to other employees hired into the organization.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
7	Transfers In

On August 31, 2007, the Argo Tech Employees Savings Plan and the Argo Tech Costa Mesa 401(k) Plan were merged into the Eaton Savings Plan. As a result, 401(k) balances totaling $60,638,438 were transferred into the Plan. In addition, a total of $1,181,484 in participant loans was transferred into the Eaton Savings Plan as a result of these plan mergers. The balance of the transfers relate to the other Eaton plans.

8	Recently Issued Accounting Pronouncements

In March 2008, the FASB issued SFAS 161, “Disclosure about Derivative Instruments and Hedging Activities”, which amends the disclosure requirements of SFAS 133. SFAS 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted. SFAS 161 is not expected to have a material impact on the Plan’s financial statements.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Account Standards (“SFAS”) 162, “The hierarchy of Generally Accepted Accounting Principles”, which is intended to improve financial reporting by identifying the sources of accounting principles and a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. SFAS 162 will be effected 60 days after U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. SFAS 162 is not expected to have a material impact on the Plan’s financial statements.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
8	Recently Issued Accounting Pronouncements, Continued
In April 2009, the FASB issued three FASB Staff Positions, which provide additional guidance and enhance disclosures regarding fair value measurements and impairment of securities, FASB Staff Position No. FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value Financial Instruments, FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, and FASB Staff Position No. FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. These staff positions 1) require that the fair value of all financial instruments be disclosed in both interim and annual reporting periods; 2) modify the criteria used to assess other-than-temporary impairments (OTTI) of debt securities and collectability of cash flows; 3) bifurcate the recognition of OTTI between earnings and other comprehensive income; 4) require expanded and more frequent disclosures about OTTI; 5) permit to estimated fair values when, due to significant decrease in the volume and level of market activity or evidence that a market is not orderly, the valuation technique does not fairly present the price at which willing market participants would transact at the measurement date; and 6) require disclosure about inputs and valuation techniques used to measure fair value for both interim and annual reporting periods. The staff positions are effective for interim reporting periods ending after June 15, 2009, with early adoption permitted. The sponsor has not determined the effect of adopting the staff positions on the net assets available for benefits and changes in those net assets.
9	Benefit-Responsive Investment Contract
The Plan holds an interest in a benefit-responsive investment contract with Vanguard in the Eaton Stable Value Fund. Vanguard maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.
As described in Note 2, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Vanguard, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
The average market yield of the Fund for 2008 and 2007 was 4.64% and 4.68%, respectively. This yield is calculated based on actual investment income from the underlying investments for the last month of the year, annualized and divided by the fair value of the investment portfolio on the report date. The average yield of the Fund with an adjustment to reflect the actual interest rate credited to participants in the Fund was 3.82% and 4.69%, respectively.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
9	Benefit-Responsive Investment Contract, Continued

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent. Such interest rates are reviewed quarterly for resetting.

The fair value is based on various valuation approaches dependent on the underlying investments of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuers. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable. The issuer may terminate the contract for cause at any time.

10	Fair Value Measurements

In the first quarter 2008, we adopted SFAS 157, “Fair Value Measurements,” which became effective on January 1, 2008. SFAS 157, which applies to financial assets and liabilities, establishes a framework for measuring fair value, establishes a fair value hierarchy based on inputs used to measure fair value, and expands disclosure about fair value measurements. Adopting this statement has not had an effect on our financial condition, cash flows, or results of operations.

In accordance with SFAS 157, we have categorized our financial instruments, based on the degree of subjectivity inherent in the valuation technique, into a fair value hierarchy of three levels, as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

• Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies (mutual funds), and separate accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end. Separate accounts may include U.S. government securities and corporate debt securities.

NOTES TO FINANCIAL STATEMENTS
Eaton Savings Plan
10	Fair Value Measurements, Continued

Common collective trusts: Valued at the net unit value of units held by the trust at year end. The unit value determined by the Total Value of Fund Assets divided by the Total Number of Units of the Fund owned.

Participant loans: Valued at amortized cost, which approximates fair value.

Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3
	Fair Value	Fair Value	Fair Value	Totals
Registered investment companies	$782,514,650	$—	$—	$782,514,650
Guaranteed investment contracts	—	127,328,754	—	127,328,754
Common collective trusts	—	331,802,373	—	331,802,373
Separate accounts	—	618,886,836	—	618,886,836
Participant loans	—	—	54,859,860	54,859,860

Totals	$782,514,650	$1,078,017,963	$54,859,860	$1,915,392,473

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance, beginning of year	$56,525,751
Purchases, sales, issuances and settlements (net)	(1,665,891)

Balance, end of year	$54,859,860

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Form 5500, Schedule H, Part IV, Line 4i
Eaton Savings Plan
EIN 34-0196300
Plan Number 055
December 31, 2008

	(b)	( c )
	Identity of Issue,	Description of Investment Including		(e)
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(d)	Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Interest in Eaton Employee Savings Trust Master Trust	Master Trust	N/A	$1,733,203,859
*	Interest in Eaton Stable Value Fund-Footnote 1	Guaranteed Investment Contract	N/A	128,861,367
*	Participant Loans	4%-11%, various maturity dates	—	54,859,860

				$1,916,925,086

Footnote 1-denotes contract value

*	Party-in-interest to the Plan.

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-147267, Form S-8 No. 333-77243, Form S-8 No. 333-03599, Form S-8 No. 333-104367 and Form S-8 No. 333-158820) pertaining to the Eaton Savings Plan of our report dated June 18, 2009, with respect to the financial statements of the Eaton Savings Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2008 and 2007.
Meaden & Moore, Ltd
/s/ Meaden & Moore, Ltd
Cleveland, Ohio
June 18, 2009